FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2005
                                 4 November 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.


                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Excerpt of Press release of British Sky  Broadcasting Group plc announcing 1st Quarter Results released on 4 November 2005


Consolidated Income Statement for the three months ended 30 September 2005



                                                             2005/06     2004/05
                                                               Three       Three
                                                              months      months
                                                            ended 30    ended 30
                                                           September   September
                                                   Notes        GBPm        GBPm
                                                         (unaudited)  (unaudited)

Revenue                                             1          1,023        948
Operating expenses                                  2           (808)      (759)
Operating profit                                                 215        189

Share of results from joint ventures and                           2          1
associates
Investment income                                                  8          7
Finance costs                                                    (25)       (21)
Profit before tax                                                200        176

Taxation                                                         (60)       (54)
Profit for the quarter attributable to equity                    140        122
holders of the parent

Earnings per share (in pence) from profit for
the quarter attributable to equity holders
of the parent
Basic and diluted                                               7.5p        6.3p



Notes:
1.        Revenue

                                                             2005/06     2004/05
                                                               Three       Three
                                                              months      months
                                                            ended 30    ended 30
                                                           September   September
                                                                GBPm       GBPm
                                                         (unaudited) (unaudited)

DTH subscribers                                                  746        697
Cable subscribers                                                 54         52
Advertising                                                       81         72
Sky Bet                                                           64         59
Sky Active                                                        22         22
Other                                                             56         46
                                                               1,023        948



2.        Operating expenses

                                                             2005/06     2004/05
                                                               Three       Three
                                                              months      months
                                                               ended       ended
                                                                  30          30
                                                           September   September
                                                                GBPm        GBPm
                                                         (unaudited) (unaudited)

Programming                                                      396         385
Transmission and related functions                                45          44
Marketing                                                        139         112
Subscriber management                                             94          91
Administration                                                    75          73
Betting                                                           59          54
                                                                 808         759




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 4 November 2005                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary